September 20, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Matthew Derby, Esq.

Re:	Argo Blockchain plc
Registration Statement on Form F-1
(File No. 333-258926)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Jefferies LLC and Barclays Capital Inc., as representatives of the several underwriters, hereby join Argo Blockchain plc in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form F-1 (File No. 333-258926) (the “Registration Statement”) to become effective on September 22, 2021, at 4:00 p.m. E.S.T., or as soon thereafter as may be practicable.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We advise that we have complied and will continue to comply, and that we have been informed by the participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

JEFFERIES LLC

By:	/s/ C. Cullom Davis
Name: C. Cullom Davis
Title: Managing Director

BARCLAYS CAPITAL INC.

By:	/s/ Jamie Cohen
Name:. Jamie Cohen
Title: Managing Director

[Signature Page to Acceleration Request]